STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

April 4, 2014

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – DMS India MidCap Index
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The DMS Fund is filing a 485A amendment today to respond to comments of the Staff from a 485A filing made on March 28, 2014 with respect to the India MidCap Index Fund.  We have been advised by the Staff that the changes included with the filing made today should address all comments made by the Staff.  Accordingly, on behalf of the Fund, we respectfully request that the SEC grant acceleration to the registration statement for the India MidCap Index Fund so that it can be made effective as of today’s date, or as of such date as may be determined by the SEC.

Thank you in advance for your assistance.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers

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